Electronic Transaction Clearing, Inc.
Notes to the Statement of Financial Condition
December 31, 2016

1.   Summary of Business and Significant Accounting Policies

Business

Electronic Transaction Clearing, Inc. (the "Company") was incorporated on November 9, 2007 in the state of Delaware. The Company is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") as well as exchanges and other self-regulatory organizations. The Company is also a member of the National Securities Clearing Corporation ("NSCC") and a participant in the Depository Trust Company ("DTC"). The Company maintains omnibus relationships with Lek Securities Corporation ("Lek"), Scotia Capital (USA), Inc. ("Scotia"), and Industrial and Commercial Bank of China Financial Services, LLC ("ICBC"). The Company provides clearing services to customers and correspondent broker-dealers, and is a wholly owned subsidiary of ETC Global Holdings, Inc. (the "Parent").

Cash

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Securities Owned

Securities owned consist of certificates of deposit held at commercial banks with one year maturities. Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements*.

Furniture and Office Equipment

Furniture and office equipment are recorded at cost, net of accumulated depreciation of $313,258. Depreciation is computed under the straight-line method using estimated useful lives of 5 to 7 years.

Clearing Fees

Clearing fees and related clearing expenses are recorded on trade-date basis as securities transactions occur.

1.   Summary of Business and Significant Accounting Policies (continued)

Interest Income and Expense

Interest income earned on the Company cash balances is recorded on an accrual basis. Under the terms of the omnibus agreements, ICBC, Scotia and Lek provide financing facilities to the Company's clients.   These borrowings do not reflect borrowing of the Company and are not reflected in the accompanying financial statements. The Company recorded interest associated with client borrowing on a gross basis and is presented as interest income and expense in the accompanying financial statements.

Rebates, trade processing, and clearing income

The Company charges each professional trading firm an additional processing fee, for the added operational and compliance resource requirements associated with providing services to these type of firms. The Company also allows the professional trading firms to access a third party smart router which internalizes orders and results in savings to the Company's clients. The Company receives a portion of the savings earned from use of this smart router/internalizer. The Company charges certain regulatory fees to every client's sell side trade. The Company computes regulatory fees at the prevailing rate published by the SEC. This fee is then rounded up to the nearest penny, which is carried in the ETC miscellaneous income account. The Company pays invoices it receives from execution venues from this account for regulatory fees charged at those venues. This may end up in a monthly positive revenue item for the Company if fees charged by venues is less than fees charged to clients on transactions because of the round up feature of the fee. This income is recognized when there are no further obligations to pay to the venues for the applicable reporting period.

Income Taxes

The Company files a consolidated federal income tax return and a combined California state income tax return with the Parent and measures its deferred tax assets and liabilities using the tax rates applicable to those income tax returns. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for federal and state income tax purposes, as well as the tax effects of the net operating loss and tax credit carryovers. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

1.   Summary of Business and Significant Accounting Policies (continued)

   Income Taxes (continued)

   Only those income tax benefits that management believes are more likely than not to be sustained are recognized and such income tax benefits are measured at the largest dollar amount management believes is more likely than not to be sustained. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

   Management evaluates the recognition and measurement of any uncertain tax positions taken on the Company's income tax returns in the current year as well as in all past years that are still open to examination by tax authorities. Management's conclusion regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof as well as other factors.

   Use of Estimates

   The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2.   Fair Value Measurement

   FASB ASC 820, *Fair Value Measurements,* establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

2.   Fair Value Measurement (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

>   Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

>   Level 2 inputs are inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

>   Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The level of input used for valuing securities is not necessarily an indication of the risk associated with investing in those securities.

A description of the valuation techniques and inputs applied to the Company's securities measured at fair value on a recurring basis follows.

Certificates of Deposit.   Certificates of deposit are valued using the cash balance which equals face value plus accrued interest which are approximated at fair value and are categorized as level 2.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2016.

Fair Value Measurements on a Recurring Basis
As of December 31, 2016

	Level 1	*Level 2*	*Level 3*	*Netting & Collateral*	*Total*
ASSETS					
Deposits with Clearing Organizations	$ -	$2,027,602	$ -	$ -	$2,027,602
Certificates of Deposit	-	127,381	-	-	127,381
TOTALS	$ 0	$2,154,983	$ 0	$ 0	$2,154,983

There were no transfers between level 1 and level 2 during the year.

2.   Fair Value Measurement (continued)

The following table presents the carrying values and estimated fair values of the Company's financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, at December 31, 2016 and information is provided on their classification within the fair value hierarchy.

Fair Value Measurements of Financial Assets and Liabilities
As of December 31, 2016

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
ASSETS					
Cash	$ 324,934	$ 324,934	$ -	$ -	$ 324,934
Cash Segregated under federal and other regulations	28,063,319	-	28,063,319	-	28,063,319
Deposits with clearing organizations	8,827,000	-	8,827,000	-	8,827,000
Receivable from broker-dealers and clearing organizations	4,565,818	-	4,565,818	-	4,565,818
Receivable from broker-dealer omnibus accounts - PAB	3,877,127	-	3,877,127	-	3,877,127
Receivable from broker-dealer omnibus accounts – customers	32,624,627	-	32,624,627	-	32,624,627
Receivable from customers omnibus accounts	1,885,838	-	1,885,838	-	1,885,838
Receivable from customers, net	1,001,824	-	1,001,824	-	1,001,824
TOTALS	$ 81,170,487	$ 324,934	$ 80,845,553	$ 0	$ 81,170,487

2.   Fair Value Measurement (continued)

	Carrying Value	Level 1	Level 2	Level 3	Total Estimated Fair Value
LIABILITIES					
Payable to broker-dealers and clearing organizations	$ 5,685,158	$ -	$ 5,685,158	$ -	$ 5,685,158
Payable to broker-dealer omnibus accounts - PAB	2,941,955	-	2,941,955	-	2,941,955
Payable to broker-dealer omnibus accounts - customers	3,046,833	-	3,046,833	-	3,046,833
Payable to customers omnibus accounts	31,254,560	-	31,254,560	-	31,254,560
Payable to customers	23,227,759	-	23,227,759	-	23,227,759
TOTALS	$ 66,156,265	$ 0	$ 66,156,265	$ 0	$ 66,156,265

3.   Cash Segregated Under Federal and Other Regulations

Cash of $28,063,319 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC or agreements for proprietary accounts of broker-dealers ("PAB").

4.   Deposits with Clearing and Depository Organizations

Under the Company's clearing agreement with the DTC, the Company is required to maintain a minimum deposit of $10,000 in cash and/or shares of DTC. As of December 31, 2016, the Company had $7,500 cash deposit and 25 shares at $100 par value of DTC Preferred Stocks Series A total deposits at DTC reported as part of the deposits with clearing and depository organizations.

4.   Deposits with Clearing and Depository Organizations (continued)

Under the DTC shareholders' agreement, the Company is required to participate in the DTC common stock mandatory purchase. On December 31, 2016, the Company had 117.76387 shares of DTC common stock valued at $2,025,102 and is reported as part of the deposits with clearing and depository organizations.

Under the Company's clearing agreement with the NSCC, the Company is required to maintain a clearing fund deposit that equals or exceeds the total clearing fund requirement as computed by NSCC. Total clearing fund requirements vary from time to time based on the Company's activities with NSCC. At December 31, 2016, the Company had $8,719,500 on deposit with NSCC. The total clearing fund requirement at December 31, 2016 was $8,719,034 which includes an adequate assurance requirement of $8,000,000. Due to restrictions on withdrawal of NSCC clearing fund deposits, these amounts are not available for immediate operating capital needs.

Under the Company's clearing agreement with Lek, the Company maintained the minimum required deposit of $100,000 at December 31, 2016.

5.   Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2016, consist of the following:

	Receivable	Payable
Securities failed to deliver/receive	$ 980,932	$ 10,130
Securities borrowed	12,300	-
Fees receivable/payable	-	8
Receivable from broker-dealers	3,572,586	-
Payable to broker-dealers	-	5,675,020
	$ 4,565,818	$ 5,685,158

6.   Receivable from and Payable to Broker-Dealer Omnibus Accounts and Receivable from and Payable to Customers Omnibus Accounts

Amounts receivable from and payable to broker-dealer omnibus accounts represent an amount on deposit with a custodian with whom the Company has an omnibus relationship. Amounts payable to and receivable from customer omnibus accounts include amounts due on cash and transactions with a customer and other broker-dealers with whom the Company has a clearing agreement and omnibus custody agreement.

7.   Receivable from and Payable to Customers

Accounts receivable from and payable to customers include amounts due or held on cash and margin transactions. Receivables from customers are generally fully secured by securities held in customers' accounts. The value of securities owned by customers and held as collateral for the receivables is not reflected in the accompanying statement of financial condition.

8.   Bank Loan

On August 12, 2016, the Company entered into a broker loan and security agreement with BMO Harris Bank N.A. that provides a revolving uncommitted secured lending facility with a maximum borrowing amount of $25,000,000. Interest is charged on amounts borrowed at a per annum rate that is mutually agreed upon when a loan is requested by the Company. The actual interest rates charged ranged from 1.81% to 1.91% during 2016. The facility includes a sub-limit of $5,000,000 that can be borrowed on an overnight basis to fund deposit requirements of the NSCC. There were no loans outstanding as of December 31, 2016.

9.   Related Party Transactions

On January 1, 2016, the Company amended the management agreement to change the fees that the Company pays monthly to the Parent for management services and processing technology fees. The Company also pays the Parent an incentive fee equal to 10.2% of the Company's monthly modified net income.

The Company provides clearing services to three entities that are affiliated to two members of the Board of Directors of the Parent.

Included in accounts payable and accrued liabilities is a $985,000 payable to an affiliated entity (see Note 17).

Due from and due to the parent and the affiliates is a net receivable of $685,983 at December 31, 2016 which arises primarily from advances made to the Parent and is presented net of the $350,000 outstanding balance on the uncommitted revolving line of credit with the Parent at December 31, 2016.

The Parent owns 50% of a broker dealer who introduces accounts to the Company.

On December 12, 2011, the Company entered into a lending and security agreement of an uncommitted revolving line of credit with the Parent. Interest is charged at 10% per annum, payable on a monthly basis with a maximum borrowing facility amount of $10,000,000. Any utilization of this line of credit is approved by the Parent's Board of Directors and as long as funds are available. There was a balance of $350,000 on this line of credit at December 31, 2016.

10.   Subordinated Borrowings

On August 30, 2013, the Company entered into a subordinated loan agreement with the Parent which expired on August 30, 2014. The agreement was amended to extend the maturity date and added an Automatic Rollover Provision for future maturity date extensions. The current maturity date is August 30, 2017. Loans outstanding under the agreement bear interest at 11% per annum which is payable on a monthly basis. At December 31, 2016, the outstanding loan balance totaled $1,000,000.

On April 28, 2015 the Company entered into a subordinated loan agreement with the Parent which had a maturity date of April 28, 2016. The agreement was amended on November 20, 2015 to add an Automatic Rollover Provision for future maturity date extensions. The current maturity date is April 28, 2017. Loans outstanding under the agreement bear interest at 15% per annum, which is payable on a monthly basis. At December 31, 2016, the outstanding loan balance totaled $2,000,000.

The subordinated borrowings are with related parties and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The carrying value of subordinated borrowings approximates fair value.

11.   Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include customers and broker-dealers. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

12.   Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant such contracts.

13. Lease Obligations

The Company operates from a leased office space in Los Angeles. On November 2, 2015, the Company amended the lease to rent additional space with an annual increase in lease payments of 3.5% per year. The lease is scheduled to expire on June 30, 2023. The approximate future minimum lease payments on non-cancelable operating leases are as follows:

Year Ending	Office	Equipment	Total
December 31, 2017	$ 529,221	$ 141,454	$ 670,675
December 31, 2018	545,094	78,103	623,197
December 31, 2019	561,434	51,083	612,517
December 31, 2020	594,410	31,474	625,884
December 31, 2021	628,355	13,098	641,453
Thereafter	975,528	-	975,528
	$ 3,834,042	$ 315,212	$ 4,149,254

14. Line of Credit

The Company has a $100,000 revolving business line of credit with Bank of America that expires on June 30, 2017. Interest is charged at the bank's prime rate plus 1.75 percent. At December 31, 2016, the interest rate was 5.25%. This line of credit is secured by a $100,000 certificate of deposit issued by the bank. There were no borrowings on this line of credit at December 31, 2016.

15. Stockholder's Equity

The Company is authorized to issue 10,000,000 shares of preferred stock and 10,000,000 shares of common stock, all at a par value of $0.001 per share. As of December 31, 2016, the Parent was the owner of 100% (4,917,735 shares) of the issued common stock of the Company. The Parent company added $3,957,170 in paid in capital to the Company in 2016.

16. Income Taxes

The Company's taxable income or loss is included in the consolidated tax return filed by the Parent. In the consolidated tax return, the Company's taxable loss is added to the Parent's taxable loss in arriving at the taxable loss at the consolidated level. If the current year consolidation results in taxable income, then such income is further offset by the consolidated carry forward losses. The Company recorded a taxable loss in 2016 and no current tax was due at the consolidated level.

16.   Income Taxes (continued)

The Company has recorded a deferred tax asset, for the expected future benefit of net operating losses carried forward of approximately $7.0 million and $7.3 million, for Federal and State purposes, respectively, at December 31, 2016. These net operating losses will expire between the years 2029 and 2036. At December 31, 2016, the Company had recorded a deferred tax asset of approximately $2.9 million and also recorded a valuation allowance of approximately $2.9 million based on the belief that the deferred tax asset may not be fully realized due to lack of net taxable income at the Parent level. The deferred tax asset and corresponding valuation allowance increased by approximately $1.3 million for the year ended December 31, 2016.

All tax years after 2012 are open for audit. During the year the Internal Revenue Service began an exam of the 2013 tax year. The examination is in progress and, as of the date of this audit report, management is unable to estimate the final outcome of the audit or of any amount possibly due as a result.

17.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital. The Company uses the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or two percent of aggregate debit balances arising from customer transactions, as defined. At December 31, 2016, the Company had net capital of $4,759,308 which was $4,053,616 in excess of its required net capital of $705,692.

The Company's net capital was lowered by $2,790,548 from the $7,549,856 that was presented in its unaudited Part II of Form X-17A-5 as of December 31, 2016. This reduction resulted in a reduction in PAB debits due to concentration to a level that caused a deficit of $268,218 in the PAB reserve formula at December 31, 2016. The largest reconciling item that caused this deficit was the recording of a $985,000 accrual for fees overcharged to a client. That accrual was reversed subsequent to year end in February 2017.

18.   Going Concern

The Company incurred operating losses in 2016 and had negative cash flow from operations. The Company is projecting that operating losses will continue in 2017 unless it receives a capital infusion, which will allow the Company to fund its growth plans. The Company's projected operating losses will cause amounts owed to increase in value and age. As a result of these conditions, there is a substantial doubt about the Company's ability to meet its obligations as they come due in the next 12 months and the Company's ability to continue as a going concern one year from the date of issuance of this statement of financial condition.

18.   Going Concern (continued)

Capital raising efforts are currently underway in order to secure the requisite capital infusion. In addition, the Company is currently in the market to establish a $5,000,000 loan facility; which independently or in conjunction with the capital infusion mitigate the doubt that the Company will be able to meet its obligations over the next year.

19.   Contingencies

CBOE Matter

As a result of a routine financial and operational examination of the Company in 2010, Chicago Board Options Exchange ("CBOE") staff issued notices indicating that there may be reasonable grounds to believe that the Company and some employees have violated certain CBOE rules. CBOE staff referred the matter to its Business Conduct Committee ("BCC") which, on June 24, 2011, issued an Amended and Restated Statement of Charges ("Amended Charges") alleging that the Company violated various CBOE and SEC rules relating to customer identification, margin and supervisory systems for sponsored access customers. The BCC commenced the hearing in August, 2012 and finished in December 2012.

On February 14, 2014, the BCC issued a decision in the matter in which the following sanctions were imposed: a censure of the Company, the former Chief Executive Officer ("CEO") (who was the former Chief Operating Officer and is no longer associated with the Company), and the current CEO of the Parent (formally the CEO of the Company); a $1,000,000 joint and several fine, and the current acting CEO and current CEO of the Parent were barred for six consecutive months in all capacities, from acting as an or associating with any Exchange Trading Permit Holder of the CBOE. The decision was appealed to and subsequently reaffirmed by the Board of the CBOE. The Company and its counsel disagreed with the decisions continued to defend its position. The Company appealed the decisions with the SEC and on November 25, 2014, SEC granted the Company's request to stay all sanctions in the matter.

On June 16, 2016, SEC set aside and vacated most of the BCC's findings. However, the SEC did affirm the findings that the Company failed to conduct an independent anti-money laundering audit and that the Company also violated Reg SHO. The settlement of the matter resulted in a $12,500 fine.

19.   Contingencies (continued)

FINRA Various 2013-2015 Examinations

Between 2013 and 2015, FINRA's Market and Member Regulation Enforcement, respectively, were referred five matters relating to possession and controls requirements as well as surveillance and market access controls. In 2016, these five matters were consolidated into one matter with FINRA's Market Regulation Enforcement.

In July 2016, the Company received a letter from FINRA informing the Company that it had made a preliminary determination that disciplinary action be brought against the Company in these matters. The Company declined to file a "Wells" submission as it had, on several occasions, submitted the Company's response regarding the exceptions. The Company currently considers a penalty in these matters to be probable but not estimable.

FINRA 2015 OATS Examinations

In 2015, FINRA's Market Regulation department referred three matters to FINRA Enforcement relating to reporting to FINRA's OATS. These matters, dealing with the Company's failure to timely submit Reportable Order Events ("ROEs") as well as failure to repair rejected ROEs, were consolidated into one matter with Enforcement.

In July and September of 2016, respectively, the Company was informed that the matter was under review by Enforcement and that further contact would be forthcoming. In February 2017, the Company communicated with Enforcement and was informed that, although no final disposition has been issued, Enforcement was seeking to recommend a penalty on this matter. The factors considered as a basis for recommending the penalty amount included, but were not limited to, the volume of late submissions and repair failings versus total amount of ROEs, comparison of statistics of the peer group as well as disciplinary history. Based on those factors, the Company currently considers the penalty could be in a range of $50,000-$75,000 and is not accrued for this in the accompanying statement of financial condition.

FINRA 2015 Cycle Examination

In April 2016, FINRA's Member Regulation issued its initial examination report for its 2015 routine cycle examination. The Company provided its response that same month and FINRA issued a disposition letter in July 2016. FINRA's disposition examination letter indicated that the various issues were referred to FINRA Enforcement.

19.   Contingencies (continued)

Items regarding the Company's supervisory failures relating to books and records, market access controls and possession or control requirements were referred to FINRA's Member Regulation Enforcement for review and disposition. Items regarding the Company's review of and written supervisory procedures relating to the use of trade exception reports to detect suspicious activity were referred to FINRA's Market Regulation Enforcement for review and disposition. The remaining items noted in the disposition examination letter were disposed of through cautionary action.

The Company has not received further examination inquiries or dispositions regarding the referred items. The subjects of the referred items are being reviewed as part of below-referenced subsequent examinations by FINRA and SEC. The Company does not believe at this time that a penalty is currently estimable with respect to these matters.

FINRA 2016 Cycle Examination

In December 2016, FINRA's Member Regulation issued its initial examination report for its 2016 routine cycle examination. No examination disposition letter has been issued by FINRA. FINRA's findings in the examination report identified exceptions in various areas.

The Company submitted its response to the noted exceptions in February 2017. The Company's response contested those exceptions where the Company believed it operated in accordance with the applicable rules. The response otherwise listed corrective actions or action plans that the Company undertook in order to address the noted exceptions. The Company believes that the following exceptions will be considered material and will probably be referred to FINRA Enforcement:

- The Company incorrectly included concentrated debits in both its Customer and PAB reserve formulas. Although the Company permanently addressed the issue as of its September 9, 2016 Customer and PAB reserve formula calculation, the Company had hindsight deficiencies due to prior incorrect calculations; and

- The Company did not implement a reasonable AML Compliance Program to identify, detect, and inquire into potential red flags when a client deposits micro-cap certificates. The Company also did not effectively enforce its existing written supervisory procedures regarding such deposits in that it did not conduct independent, reasonable due diligence. The Company has eliminated client deposits of micro-cap securities as of January 31, 2017.

19.   Contingencies (continued)

As the Company recently responded to the FINRA examination report, no examination disposition letter has been issued. The Company does not believe at this time that a penalty is currently estimable with respect to these matters.

The Company is currently in the midst of its annual FINRA exam for 2017.

SEC 2016 Examination

In September 2016, the SEC issued its initial examination report for its 2016 examination of the Company. The SEC's findings in the examination report identified exceptions in the following areas:

- Maintenance of physical possession or control of fully paid securities and Hypothecation, as follows:

    o   Transfer of cash customer accounts to a clearing firm's omnibus margin account to obtain loan value;
    o   Borrow monies from clearing firm by delivery of fully-paid securities of cash customers

- Customer Protection Reserves and Custody of Securities, as follows:

    o   Transfer of a customer's excess margin securities to clearing firm for lending
    o   Clearing firm lien on customers' excess margin securities
    o   Clearing firm lending of segregated securities

The Company submitted its response to the noted exceptions in October 2016. The Company's response contested some exceptions while proposing corrective measures for others. In December 2016, the matter was referred to SEC Enforcement which requested additional documentation from the Company. Although no disposition has been formally issued by the SEC, the Company and the SEC Staff are discussing a settlement. The Company considers penalties in these matters could be in a range of $25,000-$50,000 and is not currently accrued for this in the accompanying statement of financial condition.

19.   Contingencies (continued)

Other

On February 14, 2017, the Company informed FINRA that it had violated FINRA Rule 4110 when it made two unsecured advances to the Parent in 2016 that totaled $1,079,000. The Company has not received any response to date regarding this notification.

The Company is required to file its December 31, 2016 financial statements with the SEC and FINRA within 60 days of its year end. On March 1, 2017, the Company requested from the SEC and FINRA additional time to complete the audit of its 2016 financial statements. On March 2, 2017, FINRA notified the Company that the request for additional time was denied. FINRA rules require the Company to pay a fine of $100 per day for delay in filing the annual audit. The Company filed its financial statements with the SEC and FINRA on March 14, 2017.

20.   Subsequent Events

On March 8, 2017, the Company received $1,250,000 from the Parent that was first used to fully payoff the then existing receivable from parent company of $719,555. The balance of the funds, $530,445, is an additional capital contribution and was recorded as additional paid in capital. The result of the transaction was an increase in net capital by $1,250,000 as the receivable from parent was treated as a non-allowable asset when calculating net capital pursuant to the Rule.